

July 30, 2018

Tyrone Johnson
Chief Executive Officer
Select Interior Concepts, Inc.
4900 East Hunter Avenue
Anaheim, California 92807

      **Re:    Select Interior Concepts, Inc.**
                **Amendment No. 1 to Registration Statement on Form S-1**
                **Filed July 25, 2019**
                **File No. 333-226101**

Dear Mr. Johnson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Exhibit 3.2 ByLaws

1. Please amend your S-1 to include disclosure in the risk factor section and in the section entitled "Certain provisions of Delaware Law and of our Charter and Bylaws" regarding the exclusive forum provisions in your Bylaws.

You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.  Please contact Kate McHale, Staff Attorney, at (202)551-3464 or me at (202) 551- 3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction